Prana Doses First Patient in PBT2 Alzheimer’s Extension Study

Melbourne – Monday 29th July, 2013: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced that the first patient has been dosed in the 12-month open-label extension study with Alzheimer’s Disease patients participating in Prana’s Phase 2 IMAGINE trial.

Patients who have completed the full 12-month term of the IMAGINE trial are eligible for participation in the open-label Extension study. All participants in the Extension study will receive a 250mg once daily oral dose of PBT2 for an additional 12 months.

The IMAGINE trial is a 12-month double-blind Phase 2 clinical trial of PBT2 in mild or prodromal Alzheimer’s patients. The Extension study does not alter the completion and reporting on the IMAGINE trial with results expected in March 2014.

Prana’s Chairman and CEO, Geoffrey Kempler, said: “We anticipate a high level of patient interest in participating in this Extension study given the support expressed from the physicians involved.”

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts: USA: Vivian Chen Grayling T: +1 646-284-9472 Vivian.Chen@grayling.com	Australia: Investor Relations Rebecca Wilson T: +61 3 8866 1216 E: rwilson@buchanwe.com.au	Media Relations Ben Oliver T: +61 3 8866 1233 E: boliver@buchanwe.com.au

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